Exhibit 2.1

CLIFFORD CHANCE LLP

SS&C TECHNOLOGIES HOLDINGS EUROPE S.A.R.L.

AND

SS&C TECHNOLOGIES HOLDINGS, INC.

AND

GLOBEOP FINANCIAL SERVICES S.A.

COOPERATION AGREEMENT

THIS AGREEMENT is made on 14th March 2012

BETWEEN:

(1)	SS&C TECHNOLOGIES HOLDINGS EUROPE S.A.R.L, a Luxembourg société à responsabilité limitée, whose registered office is at 9-11, rue de Louvigny, L-1946 Luxembourg, Grand Duchy of Luxembourg (“SS&C”);

(2)	SS&C TECHNOLOGIES HOLDINGS, INC., a Delaware incorporated corporation whose principal executive offices are at 80 Lamberton Road, Windsor, CT 06095, United States of America (“Guarantor”); and

(3)	GLOBEOP FINANCIAL SERVICES S.A., a Luxembourg société anonyme, whose registered office is at 5, rue Guillaume Kroll, L-1882, Luxembourg, Grand Duchy of Luxembourg (“GlobeOp”).

WHEREAS:

(A)	SS&C proposes to announce a firm intention to make a recommended offer for the entire issued and to be issued share capital of GlobeOp on the terms of and subject to the conditions referred to in the press Announcement (as defined below) by means of a takeover offer (the “Offer”).

(B)	The parties to this agreement have agreed to take certain steps to effect completion of the Offer and are entering into this Agreement to record their respective obligations relating to such matters and to effect the Offer.

THE PARTIES AGREE as follows:

1.	INTERPRETATION

1.1	In this Agreement:

“Additional Offerors” shall have the meaning given to it in clause 2.7;

“Antitrust Conditions” means the Conditions relating to antitrust matters in particular those which are contained in paragraphs 1(f) and (g) of the Conditions;

“Approval Period” means the relevant time period set out by the Relevant Antitrust Authorities or Relevant Authorities for the approval of such authorities to be obtained or procured;

“Business Day” means a day other than a Saturday or Sunday on which banks in the City of London and Luxembourg are generally open for business;

“Change of Control” means the Offer becoming or being declared wholly unconditional by SS&C;

“City Code” means The City Code on Takeovers and Mergers;

“Committee” means the remuneration committee of GlobeOp;

“Conditions” means the conditions to implementation of the Offer set out in Appendix 1 to the Press Announcement and any other conditions which are agreed in writing by the parties;

“FSA” means the Financial Services Authority or its successor from time to time;

“GlobeOp Group” means GlobeOp and its subsidiary undertakings;

“GlobeOp Shares” means the shares of $0.12 each in the capital of GlobeOp from time to time;

“GlobeOp Shareholders” means the holders of the GlobeOp Shares;

“LTIP” means the GlobeOp Long Term Incentive Plan approved by the GlobeOp Shareholders on 27 April 2009;

“Non-Breaching Party” shall have the meaning given to it in clause 8.2;

“Offer” has the meaning given to it in recital (A) to this Agreement;

“Offer Document” means the document despatched to, among others, the GlobeOp Shareholders setting out details of the Offer and pursuant to which the Offer will be made;

“Offer Period” means the offer period, as defined in the City Code, which began on 6 January 2012;

“Panel” means the UK Panel on Takeovers and Mergers;

“Press Announcement” means the press announcement pursuant to Rule 2.7 of the City Code to be released by SS&C and GlobeOp in relation to the Offer, in the form set out in Schedule 1;

“Regulatory Conditions” means the Conditions relating to regulatory matters in particular obtaining the necessary approvals of Relevant Authorities in particular those which are contained in paragraphs 1(b) to (f) (inclusive) of the Conditions;

“Regulatory Information Service” an information service authorised from time to time by the FSA for the purpose of disseminating regulatory announcements;

“Relevant Authority” means the FSA, the Cayman Islands Monetary Authority, the Central Bank of Ireland and the Financial Industry Regulatory Authority and any other court or supervisory body or other government, governmental, trade or regulatory agency or body, in each case in any jurisdiction and “Relevant Authorities” means all of them;

“Relevant Antitrust Authority” means the appropriate authority in the US and any other court or competition authority or supervisory body or other government, governmental trade or regulatory agency or body, in each case in any jurisdiction and “Relevant Antitrust Authorities” means all of them;

“Representatives” means, in relation to a party, the directors, officers, employees and consultants of, and individuals seconded to work for, it or other companies within its group;

“Retired Directors” means all directors and officers of GlobeOp at the date of this Agreement who thereafter cease (whether on the Offer being declared wholly unconditional or subsequently) to be, as a result of the completion of the Offer, a director or officer of GlobeOp;

“Run Off Cover” shall have the meaning given to it in clause 3.2;

“Share Schemes” means the LTIP, the Stock Option Plans and the legacy E share options granted in 2003;

“SS&C Group” means SS&C Technologies Holdings, Inc. and its subsidiary undertakings, including SS&C;

“Stock Option Plans” means the 2005 Stock Option Plan A, the 2004 Stock Option Plan A and the 2004 Stock Option Plan B, each in respect of GlobeOp Financial Services (India) Private Limited, GlobeOp Financial Services LLC, GlobeOp Financial Services Limited and GlobeOp Risk Services Limited; and

“Value” means, in relation to a GlobeOp Share, the price per share to be offered under the Offer by SS&C.

1.2	In this Agreement, a reference to:

1.2.1	(i) a “subsidiary” or “holding company” is to be construed in accordance with section 1159 (and Schedule 6) of the Companies Act 2006 and for the purposes of this definition, a person shall be treated as a member of another person if any of that person’s subsidiaries is a member of that other person, or if any shares in that other person are held by a person acting on behalf of it or any of its subsidiaries and (ii) a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Companies Act 2006. A subsidiary and a subsidiary undertaking shall include any person the shares or ownership interests in which are subject to security and where the legal title to the shares or ownership interests so secured are registered in the name of the secured party or its nominee pursuant to such security;

1.2.2	a statutory provision includes a reference to the statutory provision as modified or re enacted or both from time to time before the date of this Agreement and any subordinate legislation made or other thing done under the statutory provision whether before or after the date of this Agreement;

1.2.3	a document is a reference to that document as modified or replaced from time to time;

1.2.4	a “person” includes a reference to a government, state, state agency, corporation, body corporate, association or partnership and that person’s legal personal representatives, successors and permitted assigns;

1.2.5	the singular includes the plural and vice versa (unless the context otherwise requires);

1.2.6	a time of day is a reference to the time in London, unless a contrary indication appears; and

1.2.7	a clause or schedule, unless the context otherwise requires, is a reference to a clause of or schedule to this Agreement.

1.3	The ejusdem generis principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms “other”, “including”, “include” and “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.4	The headings in this Agreement do not affect its interpretation.

2.	IMPLEMENTATION OF THE OFFER

2.1	The parties shall procure the release of the Press Announcement via a Regulatory Information Service at or before 3:00 p.m. on 14 March 2012, or such other date and time as may be agreed by the parties and the obligations of the parties under this Agreement, other than this clause 2.1 and clauses 6 and 8, shall be conditional on such release.

2.2	The terms of the Offer shall be as set out in the Press Announcement, together with such other terms as may be agreed by the parties in writing and, where required by the City Code, approved by the Panel. The terms of the Offer at the date of posting of the Offer Document shall be set out in the Offer Document. The only conditions of the Offer shall be the Conditions.

2.3	Subject to the fiduciary duties of the directors of GlobeOp, GlobeOp undertakes to work co-operatively and reasonably with SS&C and its advisers to satisfy the Regulatory Conditions and the Antitrust Conditions and in particular (to the extent that such steps have not already been taken prior to the date hereof):

2.3.1	to make as promptly as practicable such filings with Relevant Authorities and the Antitrust Authorities, jointly or separately, as are necessary or expedient for the implementation of the Offer;

2.3.2	to provide as promptly as practicable in consultation with SS&C such information as it may reasonably require for the purposes of fulfilling the Antitrust Conditions and Regulatory Conditions; and

2.3.3	to keep SS&C informed as soon as is reasonably practicable of developments which are material or potentially material to the satisfaction of any Antitrust Conditions and/or Regulatory Conditions.

2.4	SS&C warrants to GlobeOp that for the purposes of the applicable Antitrust Conditions based on information provided by GlobeOp and its advisers (as it applies to the GlobeOp Group) there are no horizontal or vertical overlaps currently existing in the business of GlobeOp and the SS&C Group which would cause the Antitrust Conditions not to be satisfied.

2.5	SS&C warrants to GlobeOp that, as far as SS&C is aware (having made all reasonable enquiries to verify the same) based on information provided by GlobeOp and its advisors (as it applies to the GlobeOp Group) neither SS&C or any member of the SS&C Group undertakes or conducts any activities or would submit such filings that would be likely to result in a Relevant Authority refusing to grant its consent so as to fulfil the Regulatory Conditions.

2.6	SS&C undertakes to work co-operatively and reasonably with GlobeOp and its advisers to satisfy the Regulatory Conditions and the Antitrust Conditions and in particular (to the extent that such steps have not already been taken prior to the date hereof):

2.6.1	to make as promptly as practicable such filings with Relevant Authorities and the Antitrust Authorities, jointly or separately, as are necessary or expedient for the implementation of the Offer and in any event to use all reasonable endeavours to make such filings by such time that the Approval Period shall have lapsed for each Relevant Antitrust Authority and, to the extent that SS&C is reasonably able, for each Relevant Authority by the sixtieth day of the Offer Document being posted to GlobeOp Shareholders. To the extent that Regulatory Conditions have not been satisfied by that sixtieth day, SS&C undertakes to consult with the Company and agree with the Panel an appropriate extension to the timetable or such other process to ensure that the Offer is not lapsed until such time as the Regulatory Conditions (as agreed by the Panel) are not capable of being satisfied;

2.6.2	to provide as promptly as practicable in consultation with GlobeOp such information as GlobeOp or the Relevant Antitrust Authority or Relevant Authority may reasonably require;

2.6.3	to keep GlobeOp informed as soon as is reasonably practicable of developments which are material to the satisfaction of any Antitrust and/or Regulatory Conditions; and

2.6.4	if necessary, to negotiate with any Relevant Authority or Relevant Antitrust Authority in relation to any undertakings, orders or agreements which such Relevant Authority or Relevant Antitrust Authority requires to satisfy the Offer Conditions. SS&C undertakes that it will take all reasonable actions necessary to fulfil such undertakings, orders or agreements.

2.7	SS&C reserves the right to implement the Offer with the assistance of one or more members of the SS&C Group in addition to or in substitution for SS&C (“Additional Offerors”). If Additional Offerors are used to implement the Offer, references to SS&C in this Agreement should be construed to include such Additional Offerors and GlobeOp acknowledges and provides its express consent to any such substitution or addition provided always that the terms of the Offer made by any such Additional Offerors, in the reasonable opinion of Evercore Partners, are no less favourable than the terms offered pursuant to the Offer.

2.8	Provided that the Offer is declared or becomes unconditional as to acceptances, GlobeOp shall, at SS&C’s option and upon SS&C’s request, procure that, subject in each case to the relevant company retaining sufficient cash for its reasonable working capital purposes, (i) prior to the Change of Control, each of South Road Holdings LLC and GlobeOp Transaction Services LLC pays the maximum cash dividend legally permissible to GlobeOp Financial Services LLC (if any); and (ii) immediately following the payment of such dividends and prior to the Change of Control, GlobeOp Financial Services LLC pays the maximum cash dividend legally permissible to GlobeOp Financial Services S.A. (if any); provided that, before such time, SS&C shall have notified GlobeOp (which it shall be free at its discretion to do or not to do), that once such dividends are paid (if possible), it will declare the Offer unconditional in all respects.

2.9	Nothing in this Agreement shall oblige SS&C to waive or treat as satisfied any Condition, the parties acknowledging that any Condition may be invoked only in accordance with the rules of the City Code as interpreted by the Panel.

2.10	SS&C confirms and undertakes to GlobeOp that it will not make a filing with the UK Competition Commission unless required or requested to do so by such commission.

3.	OBLIGATIONS OF SS&C AND GLOBEOP

3.1	Subject to the fiduciary duties of the directors of GlobeOp, the parties shall each work diligently with a view to finalising the Offer Document within 28 calendar days from the date of the Press Announcement or such later date as the parties and the Panel shall agree. Each party undertakes to the other to procure that the Offer Document will contain provisions in accordance with the terms and conditions set out in the Press Announcement and as further agreed between the parties.

3.2	SS&C agrees that GlobeOp may purchase a suitable directors and officers insurance policy for the benefit of the Retired Directors for a period of six years from the retirement date of each Retired Director (the “Run Off Cover”). The Run Off Cover shall be with reputable insurers, for an aggregate limit of at least $30 million (provided that the cost of providing such cover shall not exceed £500,000) and provide cover at least as broad in its scope as that provided under GlobeOp’s directors and officers insurance as at the date of this Agreement. SS&C consents, for the purpose of Rule 21 of the City Code to GlobeOp arranging and paying in the period before the Offer is declared unconditional as to acceptances for such cover in whole or in part as an extension to existing cover and/or as a separate insurance policy and agrees that it will not take any action to invalidate such Run Off Cover.

3.3	The parties agree that in accordance with Rule 15 of the City Code, the terms of any offer to be made to participants under the Share Schemes shall incorporate the provisions set out in Schedule 2 of this Agreement.

3.4	SS&C agrees to submit drafts and revised drafts of the Offer Document to GlobeOp for review and comment and, where necessary, to discuss any comments with GlobeOp for the purposes of preparing revised drafts. Save as provided in clause 3.5, SS&C shall only despatch the Offer Document once the Offer Document is in a form which is satisfactory to both SS&C and GlobeOp.

3.5	In the event that GlobeOp does not approve the Offer Document within 28 days from the date of the Press Announcement, SS&C shall be entitled to post the Offer Document containing only, the information required by Rule 24 of the City Code excluding such information that may be approved by the Panel.

3.6	SS&C shall keep GlobeOp informed, on a regular basis and, in any event by 5.00 p.m. on the next Business Day following a request of the number of shareholder that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders.

4.	TERMINATION

4.1	This Agreement may be terminated and, subject to clauses 5.2, all obligations of the parties hereunder shall cease forthwith as follows:

4.1.1	as agreed in writing between GlobeOp and SS&C at any time prior to completion of the Offer; and

4.1.2	if SS&C lapses the Offer in accordance with its terms and/or with the consent of the Panel.

4.2	Termination of this Agreement shall be without prejudice to the rights of either of the parties which have arisen prior to termination including (without limitation) any claim in respect of a breach of this Agreement. Clause 6 shall survive termination.

5.	APPROVALS AND PROCUREMENT

The parties hereto confirm to each other that they have obtained all necessary and appropriate internal authorisations for the purposes of entering into this Agreement and releasing the Press Announcement.

6.	NOTICES

6.1	A notice under or in connection with this Agreement (a “Notice”):

6.1.1	shall be in writing;

6.1.2	shall be in the English language; and

6.1.3	shall be delivered personally or recorded delivery mail (or air mail if overseas) or by email to the party due to receive the Notice to the address specified in clause 6.2 or to another person or address specified by that party by written notice to the other party received before the Notice was despatched.

6.2	The address referred to in clause 6.1.3 is:

6.2.1	in the case of SS&C:

Address:        80 Lamberton Road, Windsor, CT 06095, USA

email:            swhitman@sscinc.com

Marked for the attention of Steve Whitman;

6.2.2	in the case of the Guarantor:

Address:        80 Lamberton Road, Windsor, CT 06095, USA

email:            swhitman@sscinc.com

Marked for the attention of Steve Whitman; and

6.2.3	in the case of GlobeOp:

Address:        1 South Road, Harrison NY 10528, USA

email:            ed.nicoll@gmail.com

Marked for the attention of Ed Nicoll.

7.	GUARANTEE

7.1	The Guarantor irrevocably and unconditionally guarantees to GlobeOp as principal obligor the due and punctual performance and observance by SS&C of all of its obligations under this agreement (the “Guarantee”).

7.2	The Guarantee is to be a continuing security which shall remain in full force and effect until all of the obligations of SS&C under this agreement shall have been fulfilled or shall have expired in accordance with the terms of this agreement and the Guarantee is to be in addition, and without prejudice to, and shall not merge with, any other right, remedy, guarantee or security which GlobeOp and any other party who may have a claim pursuant to this agreement may now or hereafter hold in respect of all or any of the obligations of SS&C under this agreement.

7.3	The liability of the Guarantor under the Guarantee shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which but for this provision might operate to release or otherwise exonerate the Guarantor from its obligations hereunder including, without limitation:

7.3.1	any amendment, variation or modification to, or replacement of this agreement;

7.3.2	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against SS&C or any other person;

7.3.3	any time or indulgence or waiver given to, or composition made with SS&C or any other person; or

7.3.4	SS&C becoming insolvent, going into receivership or liquidation or having an administrator appointed.

7.4	The Guarantee shall constitute the primary obligations of the Guarantor and GlobeOp and any other party who may have a claim pursuant to this agreement shall not be obliged to make any demand on SS&C or any other person before enforcing its rights against the Guarantor under the Guarantee.

7.5	If at any time any one or more of the provisions of the Guarantee is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected or impaired thereby.

8.	GENERAL

8.1	Save for and in respect of the provisions of clause 3.2, which may not be modified or amended without the consent of all the Retired Directors, the provisions of this Agreement may be modified or amended only by written agreement of the parties.

8.2	The parties acknowledges and agree that damages may not be an adequate remedy for any breach or threatened breach by it or its Representatives of this Agreement and that the party who is not in breach (the “Non-Breaching Party”) shall be entitled without proof of special damage to seek injunctive relief and other equitable remedy (including specific performance) and the party in breach will not oppose in such circumstances the granting of injunctive or equitable remedy in favour of the Non-Breaching Party.

8.3	Nothing in this Agreement shall oblige GlobeOp to pay an amount in damages which the Panel determines would not be permitted by Rule 21.2 of the City Code.

8.4	The rights and obligations of the parties under this Agreement are not assignable.

8.5	Save for and in respect of the provisions of clause 3.2, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

8.6	If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

8.7	This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

8.8	This Agreement shall be governed by and construed in accordance with English law and the parties submit to the exclusive jurisdiction of the English courts.

The parties have executed this Agreement on the date set out above.

SCHEDULE 1

PRESS ANNOUNCEMENT

SCHEDULE 2

SHARE SCHEMES

1.	GlobeOp undertakes to SS&C to co-operate with SS&C and provide such details to SS&C in relation to the Share Schemes and agree any amendments required to be made to the Share Schemes as are reasonably required to formulate and agree with GlobeOp the proposals to be made to the participants in the Share Schemes, and to facilitate the implementation of the proposals, including without limitation any or all of the following:

1.1	the rules of the Stock Option Plans shall be amended to ensure that any purported exercise of options during the period (i) commencing upon the Offer becoming or being declared unconditional as to acceptances and (ii) ending on the earliest of (a) the Offer becoming or being declared wholly unconditional, (b) the Offer being terminated or (c) the Change of Control, shall take effect immediately following the expiry of such period.

1.2	the rules of the Stock Option Plans and the LTIP shall be amended to provide that (a) outstanding options and RSUs which have previously vested but have not yet been exercised or satisfied or are due to vest as described in paragraph 4 below may be satisfied by way of a cash payment equal to their Value minus the exercise price, if any, to be paid at the time that payment is made for shares purchased in the Offer, less any applicable withholding or, if agreed between GlobeOp and SS&C, by delivery of GlobeOp Shares and (b) all other options and RSUs shall automatically lapse on the Change of Control.

2.	GlobeOp undertakes to co-operate with SS&C and take all necessary steps for the preparation of, in a form to be agreed between GlobeOp and SS&C, communications to each of the participants in the Share Schemes, and to despatch such communications at the appropriate time following the posting of the Offer Document.

3.	If it is agreed between GlobeOp and SS&C that the holders of options and RSUs under the Share Schemes should receive GlobeOp Shares, rather than a cash payment in satisfaction of their options/RSUs, GlobeOp and SS&C shall use their reasonable endeavours to ensure (whether by amendment to the rules of the Share Schemes or otherwise) that:

3.1	GlobeOp Shares be delivered at such time as would enable SS&C (or the relevant employing company) to receive a corporation tax deduction under Part 12 Corporation Tax Act 2009 (or other equivalent tax deduction or relief under the relevant local legislation in a jurisdiction other than the United Kingdom);

3.2	the exercise of options shall be on a “cashless” basis, such that the exercise price is paid out of the proceeds receivable under the Offer; and

3.3	any taxes or social security contributions due on the exercise of the options and vesting of RSUs and for which participants are responsible shall be similarly paid by deduction from the proceeds receivable under the Offer.

4.	The extent to which options and RSUs shall vest shall be as follows:

4.1	outstanding options and RSUs under the LTIP shall vest to the extent determined by the Committee under rule 11.6 of the LTIP rules on the basis that:

4.1.1	the satisfaction of the performance condition is measured in accordance with its terms as determined by the Committee on such reasonable basis as it decides in accordance with rule 5.2 of the LTIP rules; and

4.1.2	the Committee intends to exercise its discretion under rule 11.6 of the LTIP rules to determine that those options and RSUs under the LTIP which are due to vest on 1 June 2012 shall vest in full and does not intend to waive time pro-rating in respect of any other options or RSUs granted under the LTIP;

4.2	in respect of unvested options granted under the Stock Option Plans, the Committee intends to elect, pursuant to the terms on which such options were granted, that such options shall vest proportionally to reflect the portion of the vesting period which has elapsed as at the Change of Control, and intends that unvested options should lapse to the extent not so vested on the Change of Control.

5.	Subject to paragraph 4 above, options may be exercised and RSUs shall vest in accordance with the rules of the Share Schemes as amended pursuant to this Schedule or otherwise. Before the Committee exercises any discretion under the rules of the Share Schemes in relation to the vesting of options and RSUs, GlobeOp shall discuss with SS&C the extent to which options and RSUs which are subject to performance conditions or time vesting provisions shall vest as a result of the Offer.

SS&C TECHNOLOGIES HOLDINGS EUROPE S.A.R.L.

By:	/s/ Patrick J. Pedonti
	Name:	Patrick J. Pedonti
	Title:	Manager

[Signature Page to Cooperation Agreement]

SS&C TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Patrick J. Pedonti
	Name:	Patrick J. Pedonti
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

[Signature Page to Cooperation Agreement]

Signed by:	/s/ Andrea Dulberg

Name:	Andrea Dulberg

For and on behalf of GlobeOp Financial Services S.A.